UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                OCTOBER 13, 2005

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL UPDATES PROGRESS IN SCALE-UP OF CELL-CULTURE-BASED INFLUENZA VACCINE PROGRAMS



LEIDEN, THE NETHERLANDS, OCTOBER 13, 2005 - Crucell N.V. (Euronext, NASDAQ:
CRXL) announced today that it has received a milestone payment of (euro) 1 million (US$ 1.2 million) from sanofi pasteur, the vaccines business of the sanofi-aventis group, in acknowledgement of the progress the company has made in development of novel influenza products using Crucell's proprietary PER.C6(R) cell line technology. The strategic agreement between the partners covers development of both pandemic and interpandemic (seasonal) influenza vaccines.

"We have at this stage made significant progress in scaling up our cell culture production processes to develop clinical lots," said sanofi pasteur's executive vice-president, Research and Development, Michel de Wilde. "We are excited about our collaboration with Crucell and are fully committed to our investment."

Clinical trials for sanofi pasteur's pandemic influenza vaccine using Crucell's PER.C6(R) production technology are set to begin in Spring 2006 in Norway. The trials are being conducted by FLUPAN, a collaborative research project funded by the European Union to produce a safe and effective cell-culture-based vaccine against highly pathogenic avian influenza viruses. Sanofi pasteur is the only supplier of cell-based influenza vaccine to the FLUPAN consortium. The PER.C6(R)-based pandemic flu vaccine will be the first influenza vaccine developed using human cell production technology to enter clinical trials in Europe.

This past April, sanofi pasteur was awarded a $97 million contract from the US Health and Human Services Department (HHS) to speed the production process for new cell-culture influenza vaccines. Sanofi pasteur expects to initiate clinical trials for an interpandemic (seasonal) vaccine using PER.C6(R) cell-culture technology in the US in September 2006. As part of the HHS contract, sanofi pasteur will deliver a feasibility plan for the construction of a US-based and licensed cell-culture production plant for supplying of up to 300 million monovalent influenza vaccine doses annually.

Sanofi pasteur is the world leader in the production and marketing of influenza vaccines. Under the terms of the flu vaccine agreement with sanofi pasteur, Crucell receives milestone payments, annual payments, and research and development funding and royalties on future PER.C6(R)-based influenza vaccine sales.

ABOUT PER.C6(R) TECHNOLOGY FOR INFLUENZA VACCINE PRODUCTION

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biological products including vaccines. PER.C6(R) cells are highly susceptible to influenza viruses, thereby making the production of large amounts of influenza vaccine feasible. Currently used influenza vaccines are produced using embryonated chicken eggs and there is value to improving the timely production of new vaccines in large quantities to combat a potential future influenza pandemic. A PER.C6(R)-based vaccine offers the possibility of advantages for both epidemic and pandemic preparedness. In comparison with other cell-culture technologies, PER.C6(R) offers advantages in terms of its safety and capacity for economic, large-scale production.

ABOUT FLUPAN

The FLUPAN program is intended to enhance European Union preparedness for an influenza pandemic by improving on existing vaccine production techniques through the development of novel cell-based vaccines. The consortium consists of Health Protection Agency (UK), Instituto Superiore di Sanita (Italy), National Institute for Biological Standards and Control (UK), University of Bergen (Norway), University of Reading (UK) and sanofi pasteur (France). Sanofi pasteur is the only vaccine manufacturer to participate in this collaboration, employing Crucell's PER.C6(R) cell-based production technology.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   OCTOBER 13, 2005                               /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer